SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement | Lisbon | 21 May 2012

Long Position — Barclays Bank

Portugal Telecom, SGPS S.A. (“PT”) informs that it was notified by Barclays Plc that, on 14 May 2012, there was a change in the composition of Barclays Plc’s long position in PT due to a sale by Barclays Capital Securities Limited of 9,250,000 PT shares and an acquisition, by Barclays Bank Plc, of two future contracts over 9,250,000 PT shares. Both transactions were executed over the counter. Barclays Plc’s overall long position in PT remained above the 2% threshold of reportable interests as was previously disclosed.

It was further communicated that Barclays Capital Securities Ltd and Barclays Bank Plc currently hold the following financial instruments:

			% of share
	Nr. of shares		capital and
Type of Financial Instrument	underlying	Expiry date	voting rights
Contract for Difference	499,883	n.a.	0.06%
Future Contract (cash settled)	11,250,000	15 jJune 2012	1.25%
Future Contract (cash settled)	379,700	30 June 2012	0.04%
Portfolio Swap (cash settled)	2,200	10 June 2013	0.0002%
Portfolio Swap (cash settled)	27,997	6 August 2012	0.003%
Portfolio Swap (cash settled)	21,388	24 September 2012	0.002%
Portfolio Swap (cash settled)	352,795	25 March 2013	0.04%
Portfolio Swap (cash settled)	123,340	9 May 2013	0.01%
Total	12,657,303	—	1.41%

Finally, PT was informed that Barclays Plc now holds a long position corresponding to 21,387,190 ordinary shares representing 2.39% of PT’s share capital and corresponding voting rights, as follows:

•                  Barclays Bank PLC : 9,318,805 ordinary shares (corresponding to 68,805 ordinary shares held, 9,250,000 ordinary shares via financial instruments), representing 1.04% of the share capital and voting rights in PT;

•                  Barclays Bank PLC - France: 944 ordinary shares held, representing 0.0001% of the share capital and voting rights in PT;

•                  Barclays Capital Inc: 2,490 ordinary shares held, representing 0.0003% of the share capital and voting rights in PT;

•                  Barclays Capital Securities Ltd: 11,963,427 ordinary shares (corresponding to 8,556,124 ordinary shares held, 3,407,303 ordinary shares via financial instruments), representing 1.33% of the share capital and voting rights in PT;

•                  Barclays Wealth Managers Portugal — SGFIM S.A.: 96,580 ordinary shares held, representing 0.01% of the share capital and voting rights in PT;

•                  Palomino Limited: 4,944 ordinary shares held, representing 0.0005% of the share capital and voting rights in PT.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

This statement is pursuant to the terms and for the purposes of article 2-A of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received from Barclays Plc, a company incorporated under the laws of the United Kingdom, with head office at 1 Churchill Place, London E14 5HP, United Kingdom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.